UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Maura Gedid / Susan Borinelli (646) 452-2335 / 2333 mgedid@breakstone-group.com sborinelli@breakstone-group.com

For immediate release

ASUR’s Board of Directors Receives Indicative Proposal from Fernando Chico Pardo to Acquire 42.65% of ASUR’s Capital Stock

Mexico DF, March 30, 2007, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized Mexican airport group and the operator of Cancun International Airport and eight other airports in southeastern Mexico, announced today that its chairman and interim CEO, Fernando Chico Pardo, delivered an indicative proposal (the “Indicative Proposal”) to ASUR’s board of directors. The Indicative Proposal sets forth proposed terms for the acquisition of shares representing 42.65% of ASUR’s capital stock through a tender offer. The Indicative Proposal delivered to the board states that it is not an offer and merely presents the terms under which Mr. Chico Pardo would be prepared to proceed with a tender offer.

The Indicative Proposal indicates that the proposed tender offer would be made simultaneously in Mexico and the United States.

If the tender offer proposed in the Indicative Proposal is successfully completed, Mr. Chico Pardo would beneficially own 54% of the capital stock of ASUR, including his indirect ownership through Inversiones y Técnicas Aeroportuarias, S.A. de C.V. ITA (“ITA”).

Terms of Indicative Proposal:

Subject to the conditions described below, the Indicative Proposal sets forth an offer price of Ps. 56.00 per series B share and of the US dollar equivalent of Ps. 560 for each ADS (each ADS represents 10 series B shares).

The Indicative Proposal states that the offer price represents a 15% premium over the one month volume weighted average price of the series B shares on the Mexican Stock Exchange as of Wednesday, March 28, 2007, the last day of trading prior to the date of the Indicative Proposal.

According to the Indicative Proposal, the offer would be made through a special purpose vehicle (“SPV”) wholly owned by Mr. Chico Pardo. The Indicative Proposal indicates that the SPV would be funded through a combination of debt, commitments for which have been obtained, and equity.

Currently, ITA owns 15% of ASUR’s capital stock in the form of series BB shares. Mr. Chico Pardo owns 51% of ITA, with the remaining 49% owned by Copenhagen Airports A/S (“Copenhagen Airports”). The Indicative Proposal provides that upon the successful completion of the offer, ITA would spin off a newly created company holding 7.35% of ASUR’s capital stock in the form of series B shares (resulting from the conversion of series BB shares representing such 7.35% of ASUR’s capital stock). The Indicative Proposal provides that Copenhagen Airports has agreed to transfer to Mr. Chico Pardo its interest in the spun-off company holding these newly created series B shares. Following such spin-off, ITA would own series BB shares representing 7.65% of ASUR’s capital stock.

According to the Indicative Proposal, upon the successful completion of the offer, Mr. Chico Pardo would have sole beneficial ownership of 50% plus an additional share of ASUR’s capital stock, without counting his shared indirect beneficial ownership of series BB shares owned by ITA, representing 7.65% of ASUR’s capital stock. The remaining 42.35% of ASUR’s capital stock would remain publicly held through the New York Stock Exchange and the Mexican Stock Exchange.

The Indicative Proposal further provides that Copenhagen Airports has expressed to Mr. Chico Pardo that it intends to tender the series B shares it currently owns (representing 2.5% of ASUR’s capital stock) in the offer.

Conditions of the Offer:

The Indicative Proposal provides that the offer is subject, inter alia, to the following conditions:

•	Approval by the Mexican Ministry of Communications and Transportation of Mr. Chico Pardo’s ownership of more than 35% of ASUR’s capital stock
•	Approval of the offer by the Mexican National Banking and Securities Commission
•	Approval of the offer by the Mexican Federal Competition Commission
•	Approval of the offer by ASUR’s board of directors
•	Transfer of shares representing 42.65% of ASUR’s capital stock in the offer.

Mr. Chico Pardo’s Reasons for the Offer and Future Plans:

The Indicative Proposal states that Mr. Chico Pardo is making the offer to increase his equity stake in ASUR and consolidate his control over the company; that he is not planning any significant changes to the current operations or management of ASUR; and that the technical assistance agreement between ASUR and ITA would continue to be in effect following the successful completion of the offer.

Special Considerations:

Mr. Chico Pardo states in the Indicative Proposal that due to his role as chairman and interim CEO of ASUR, he and his representatives would abstain from any deliberation or voting involving the offer at meetings of ASUR’s board of directors.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: March 30, 2007